Exhibit 99.11

NICE Recognized for European AI Product Innovation Industry Excellence

Leading analyst firm Frost & Sullivan recognized NICE in the 2024 Best Practices Awards

Hoboken, N.J., March 27, 2024 – NICE (Nasdaq: NICE) today announced it has received Frost & Sullivan’s 2024 Best Practices New Product Innovation Award for its ongoing advancements in AI for Customer Experience (CX) solutions for businesses across Europe. Frost & Sullivan recognized NICE’s Enlighten portfolio, embedding innovative copilot capabilities to empower employees, supervisors, and CX leaders. Frost & Sullivan specifically highlighted NICE’s Enlighten Copilot which leverages purpose-built AI for CX to analyze organizations’ CX data in real-time to deliver actionable responses and content to employees and supervisors, enhance performance, and ultimately create a better employee experience (EX) and CX.

Frost & Sullivan applies a rigorous analytical process to evaluate multiple nominees for each award category before determining the final award recipient. The process involves a detailed assessment of best practices criteria across two dimensions for each nominated company, new product attributes and customer impact. NICE excels in many of the criteria in the AI product innovation space.

Frost & Sullivan highlighted one of NICE’s Enlighten customers, Republic Services, an industry-leading waste management company. After implementing NICE’s solutions, Republic Services achieved a 120% surge in coaching actions within three months and then a 33% improvement in customer sentiment within six months. With NICE’s CX AI solutions, Republic Services was able to pinpoint areas for improvement, empower its employees, reduce attrition rates, extend self-service capabilities, and elevate customer communication.

“NICE Enlighten AI and Interaction Analytics have given us the ability to cast a wide net to identify critical call types, while NICE Quality Management allows us to evaluate and act in ways that really move the needle,” said Morgan Gray, Senior Manager in CX Field Management, Republic Services.

Frost & Sullivan recognized NICE as an established global leader for CX AI technologies, with a strong track record of successful investments and a strategic vision, making AI a critical lever for achieving EX and CX excellence.

“Driving innovation and growth is a difficult task, made even harder by the strategic imperatives forcing change today, such as disruptive technologies, value chain compression, industry convergence, and new business models. In this context, NICE’s recognition signifies an even greater accomplishment,” said David Frigstad, Chairman, Frost & Sullivan.

In addition, NICE recently received Frost & Sullivan’s 2023 Customer Value Leadership award for best in class in the North American AI-enhanced workforce optimization industry.

“Harnessing AI technology to improve and upskill the workforce in today’s evolving contact center workplace is a key objective in delivering excellent and consistent CX. NICE recognizes GenAI's potential to help achieve this goal. Its NICE Enlighten Copilot solution provides supervisors with tools and actionable insights (e.g., data visualization dashboards) to manage agents and the overall contact center better, ensuring a consistent CX,” said Valentina Barcia, Best Practices Research Analyst, Frost & Sullivan.

Darren Rushworth, President, NICE International, said, “Enlighten, NICE’s purpose-built AI for CX, is having a tremendous impact across EMEA and the world. It can play a powerful role in organizations as both an assistant to employees and supervisors as well as a strategic guide to CX leaders, offering data-driven next-best actions to optimize CX operations and deliver on organizational goals. We are proud to receive this recognition from Frost & Sullivan, a testament to NICE’s mission of delivering cutting-edge technology that enables next-generation EX and CX.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.